Exhibit 15.2

October 22, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

We have read the statements made by Genetic Technologies Limited (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16.F of Form 20-F of Genetic Technologies Limited dated October 22, 2020. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers
Melbourne, Australia

Item 16.F Change in Registrant’s Certifying Accountant

Genetic Technologies Limited (“GTG”), through the Audit & Risk Committee, conducted an external audit tender in 2020 with a view to replacing PricewaterhouseCoopers (PwC) from our 2021 financial year onwards. The audit tender process was completed in July 2020 when, following the recommendation of the Audit & Risk Committee, the Board announced that it would appoint Grant Thornton Audit Pty Ltd as GTG’s new external auditor to undertake GTG’s audit for the financial year ending 30 June 2021.

PricewaterhouseCoopers, or PwC, has been the independent registered public accounting firm for Genetic Technologies Limited, as appointed and approved by the Audit Committee and Board of Directors of Genetic Technologies Limited for the 2010-2020 fiscal years. As a result of PricewaterhouseCoopers resignation, Genetic Technologies Limited has subsequently appointed Grant Thornton as its independent registered public accounting firm beginning with the fiscal year commencing July 1, 2020.

During the fiscal years ended June 30, 2020 and 2019 and the subsequent interim period through July 13, 2020, (1) PwC has not issued any reports on the consolidated financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles, other than, in the year ended June 30, 2019 to include an explanatory paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern; and (2) there has not been any disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as that term is used in Item 16F(a)(1)(v) of Form 20-F

The Company has provided PwC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of PwC’s letter dated October 22, 2020is included herewith as Exhibit 15.2.

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